Exhibit I

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Change in Chief Financial Officer

Hong Kong, China, April, 9, 2018 – Seaspan Corporation (NYSE:SSW) announced today that David Spivak, Chief Financial Officer of Seaspan, has given notice that he is exercising his right to terminate his employment with Seaspan effective June 29, 2018 to pursue other opportunities. Mr. Spivak will continue in his current role until May 5, 2018, after which Mr. Ryan Courson will be appointed Chief Financial Officer and Mr. Spivak will continue with Seaspan as Special Advisor to the President and Chief Executive Officer through the end of June.

Mr. Courson joined Seaspan in March 2018 as Senior Vice President of Corporate Development. He played a significant role in Seaspan’s recent acquisition of GCI, working closely with Mr. Chen, Mr. Spivak and other senior executives at Seaspan on all aspects of the transaction. Prior to joining Seaspan, Mr. Courson spent three years at Falcon Edge Capital, a diversified investment firm with over $3 billion in assets under management, where he focused on researching and investing in capital-intensive industrial companies in North America and Asia. Before that, Mr. Courson worked at Teton Capital, a private family office, as an investment professional and as acting CFO of Teton’s largest investment, Davos Brands. While serving as acting CFO of Davos, Mr. Courson managed all aspects of financial planning and analysis, and worked closely with the company’s executive team and Board of Directors to help guide strategy, organizational structure, strategic partnerships and other matters. Mr. Courson began his career working at Berkshire Hathaway, where he performed financial analysis and helped structure joint ventures with certain Berkshire portfolio companies and Asian counterparties. Mr. Courson, who is fluent in Mandarin, graduated Summa Cum Laude from Washington University in St. Louis, where he currently serves as a visiting professor.

Mr. Spivak has served as CFO of Seaspan since May 2016, prior to which he served as an advisor to Seaspan on various transactions including the company’s initial public offering in 2005. Under the terms of his employment agreement, Mr. Spivak is entitled to a separation payment upon the exercise of his voluntary termination right equal to approximately one year of total compensation and the value of all unvested stock based compensation.

About Seaspan

Seaspan provides many of the world’s major container shipping liners with alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry-leading ship management services. Seaspan’s operating fleet, including 4 newbuilding containerships on order scheduled for delivery to Seaspan by mid-2018, consists of 112 containerships representing a total capacity of over 900,000 TEU. Excluding newbuilds, Seaspan’s operating fleet of 108 vessels has an average age of approximately 5 years and an average remaining lease period of approximately 5 years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027

For Investor Relations Inquiries:

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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